FORM 6-K/A

SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 27, 2003

CINAR Corporation

(Translation of registrant’s name into English)

1055 René-Lévesque Blvd. East, Montreal, Quebec Canada H2L 4S5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F….. Form 40-F..X..

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ….. No..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINAR Corporation

Registrant

Date:

March 27, 2003

By:  Signed  “Robert Després”

Chairman of the Board

The following represents a change of venue for CINAR Annual and Special Meeting of Shareholders

CINAR - Notice to Shareholders

Subject: Change of Venue for CINAR Annual and Special Meeting of Shareholders

Pleased be advised that the venue for the upcoming Annual and Special Meeting of Shareholders has been changed from the Omni Hotel to the Fairmount Queen Elizabeth Hotel in Montreal.

Cinar Annual and Special Meeting of Shareholders

Date: April 9, 2003, 10:00 A.M.

Location: Fairmount Queen Elizabeth Hotel, Marquette Room

Address: 900 Rene-Levesque Boulevard West, Montreal, Quebec